Notice to ASX and LSE

Rio Tinto Limited annual general meeting

5 May 2016

The addresses and accompanying presentation given by the chairman, chief executive, deputy chief executive and the remuneration committee chairman at the Rio Tinto Limited annual general meeting held today at 9.30am (AEST) at the Ballroom Le Grand, Level 2, Sofitel Brisbane Central, 249 Turbot Street, Brisbane, Queensland, Australia are available at www.riotinto.com/AGM2016

  Vaughn Walton

Assistant Company Secretary

Tim Paine

Joint Company Secretary

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404